Exhibit 99.1

NexGen Closes US$30 Million Financing with Queen's Road Capital

VANCOUVER, May 28, 2020 /CNW/ - NexGen Energy Ltd. ("NexGen" or the "Company") (TSX:NXE, NYSE MKT:NXE) is pleased to announce that it has closed its previously announced US$30 million financing with Queen's Road Capital Investment Ltd. ("QRC") totaling US$30 million, comprising US$15 million of common shares of NexGen ("Placement Shares") and US$15 million aggregate principal amount of unsecured convertible debentures (the "Debentures").

Pursuant to the financing, the Company issued 11,611,667 Placement Shares at a price of C$1.80 per Placement Share.

The Debentures carry a 7.5% coupon (the "Interest") over a 5-year term (May 27, 2025). The Debentures will be convertible at the holder's option into Common Shares at a conversion price (the "Conversion Price") of C$2.34, equal to a 30% premium to the issue price of the Placement Shares. Two-thirds of the Interest (equal to 5% per annum) is payable in cash. One-third of the Interest (equal to 2.5% per annum) is payable in Common Shares issuable at a price equal to the 20-day volume weighted average trading price (the "VWAP") of the Common Shares on the exchange on which the Common Shares are trading that has the greatest trading volume, ending on the day prior to the date such interest payment is due. The Company will be entitled, on or after the third anniversary of the date of the issuance of the Debentures, at any time that the 20-day VWAP on the TSX exceeds 130% of the Conversion Price, to redeem the Debentures at par plus accrued and unpaid Interest.

Including the proceeds from the financing, NexGen now has cash reserves of approximately C$78 million. Proceeds from the financing will be used to the fund the permitting and development of the Company's Rook I Project, which hosts the 100%-owned Arrow Deposit, and for general corporate purposes.

Advisors

BMO Capital Markets and Fort Capital Partners are acting as financial advisors and lead placement agents to NexGen.

About Queen's Road Capital Investment Ltd.

Queen's Road Capital Investment Ltd. is becoming a leading financier to the global resource sector. The company is a resource-focused investment company, making investments in privately held and publicly traded resource companies. The company acquires and holds securities for both long-term capital appreciation and short-term gains, with a focus on convertible debt securities and resource projects in advanced development or production located in safe jurisdictions.

About NexGen

NexGen is a British Columbia corporation with a focus on the acquisition, exploration and development of Canadian uranium projects. NexGen has a highly experienced team of uranium industry professionals with a successful track record in the discovery of uranium deposits and in developing projects through discovery to production.

NexGen owns a portfolio of prospective uranium exploration assets in the Athabasca Basin, Saskatchewan, Canada; including a 100% interest in Rook I, location of the Arrow Deposit discovered in February 2014, the Bow discovery in March 2015, the Harpoon discovery in August 2016 and the Arrow South discovery in July 2017. NexGen is the recipient of the PDAC's 2018 Bill Dennis Award and the 2019 Environmental and Social Responsibility Award.

This news release shall not constitute an offer to sell or a solicitation of any offer to buy any securities, nor shall there be any sale of any securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. The securities referenced herein have not been, nor will they be, registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), and such securities may not be offered or sold within the United States absent registration under the U.S. Securities Act or an applicable exemption from the registration requirements thereunder.

Forward-Looking Information

The information contained herein contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. "Forward-looking information" includes, but is not limited to, statements with respect to the activities, events or developments that the Company expects or anticipates will or may occur in the future. Generally, but not always, forward-looking information and statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof. Forward looking information in this press release includes, but is not limited to, statements regarding use of proceeds.

Forward-looking information and statements are based on the then current expectations, beliefs, assumptions, estimates and forecasts about NexGen's business and the industry and markets in which it operates. Forward-looking information and statements are made based upon numerous assumptions, including among others, that the proposed financing transaction will be completed, the results of planned exploration activities are as anticipated, the price of uranium, the cost of planned exploration activities, that financing will be available if and when needed and on reasonable terms, that third party contractors, equipment, supplies and governmental and other approvals required to conduct NexGen's planned exploration activities will be available on reasonable terms and in a timely manner and that general business and economic conditions will not change in a material adverse manner. Although the assumptions made by the Company in providing forward looking information or making forward looking statements are considered reasonable by management at the time, there can be no assurance that such assumptions will prove to be accurate.

Forward-looking information and statements also involve known and unknown risks and uncertainties and other factors, which may cause actual results, performances and achievements of NexGen to differ materially from any projections of results, performances and achievements of NexGen expressed or implied by such forward-looking information or statements, including, among others, negative operating cash flow and dependence on third party financing, uncertainty of the availability of additional financing, impact of the COVID-19 pandemic, including related to the length, severity and spread of the pandemic and measures taken by governmental authorities and public health officials in respect of the pandemic, the risk that pending assay results will not confirm previously announced preliminary results, imprecision of mineral resource estimates, the appeal of alternate sources of energy and sustained low uranium prices, aboriginal title and consultation issues, exploration risks, reliance upon key management and other personnel, deficiencies in the Company's title to its properties, uninsurable risks, failure to manage conflicts of interest, failure to obtain or maintain required permits and licenses, changes in laws, regulations and policy, competition for resources and financing, and other factors discussed or referred to in the Company's Annual Information Form dated March 11, 2020 under "Risk Factors".

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information or implied by forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended.

There can be no assurance that forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information. The Company undertakes no obligation to update or reissue forward-looking information as a result of new information or events except as required by applicable securities laws.

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SOURCE NexGen Energy Ltd.

View original content: http://www.newswire.ca/en/releases/archive/May2020/28/c4849.html

%CIK: 0001698535

For further information: Leigh Curyer, Chief Executive Officer, NexGen Energy Ltd., +1 604 428 4112, lcuryer@nexgenenergy.ca, www.nexgenenergy.ca; Travis McPherson, Senior Vice President Corporate Development, NexGen Energy Ltd., +1 604 428 4112, tmcpherson@nexgenenergy.ca, http://www.nexgenenergy.ca; Queen's Road Capital Investment Ltd., 011 852 2759-2022, info@queensrdcapital.com, http://www.queensrdcapital.com

CO: NexGen Energy Ltd.

CNW 06:30e 28-MAY-20